EXHIBITS

Exhibit Number		Page
	Copy of the disclosure letter that PLDT Inc. filed on October 2, 2024 with the Philippine Stock Exchange and the Philippine Securities and Exchange Commission in relation to the subscription by PLDT Inc. to additional shares in Kayana Solutions Inc.	6

October 2, 2024

The Philippine Stock Exchange, Inc. 6/F Philippine Stock Exchange Tower 28th Street corner 5th Avenue Bonifacio Global City, Taguig City

Attention: Atty. Stefanie Ann B. Go

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission 7907 Makati Avenue, Salcedo Village, Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Gentlemen:

In compliance with the PSE’s letter dated October 1, 2024, we submit herewith PSE Form 4-2 in relation to the subscription by PLDT Inc. to additional shares in Kayana Solutions Inc.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez Assistant Corporate Secretary PLDT Inc.

COVER SHEET

SEC Registration Number

P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E
M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,365 As of August 31, 2024	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION

The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.1

1.
October 2, 2024

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5.
PHILIPPINES 6. (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7.
Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8.
(632) 8250-0254

Issuer's telephone number, including area code

9.
Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PLDT Inc.

TEL

PSE Disclosure Form 4-2 – Acquisition/Disposition of Shares of Another Corporation References: SRC Rule 17 (SEC Form 17-C) and Section 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
PLDT, Meralco, and MPIC subscribe to additional shares in Kayana
Background/Description of the Disclosure

On September 30, 2024, PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI), Manila Electric Company (“Meralco”) (PSE: MER), and Metro Pacific Investments Corporation (“MPIC”) each entered into separate Subscription Agreements with Kayana Solutions Inc. (formerly Limitless Growth Ventures Inc.) (“Kayana”), for the subscription of an aggregate of 570,000,000 additional common shares in Kayana. As a result of these additional subscriptions, Kayana is now 45%- owned by PLDT, 27.5%-owned by Meralco, and 27.5%-owned by MPIC.

Date of Approval by Board of Directors
September 17, 2024
Rationale for the transaction including the benefits which are expected to be accrued to the Issuer as a result of the transaction
PLDT’s investment in Kayana is part of a collective effort to drive new opportunities for growth and value within the MVP Group.
Details of the Acquisition
Date	September 30, 2024
Manner
Please refer to “Background/Description of the Disclosure”.
Description of the company to be acquired

Kayana is a data-powered digital experience company that harnesses the data assets of the MVP Group to deliver a superior and hyper-personalized customer experience backed by insights that can pave the way for a radical change in customer engagement across the MVP Group.

Number of shares to be acquired
Out of the 570,000,000 additional common shares issued by Kayana, PLDT acquired 46,500,000 additional common shares.

Percentage to the total outstanding shares of the company subject of the transaction
The 46,500,000 additional common shares acquired by PLDT represent 2.36% of the total outstanding common shares of Kayana.
Price per share
The purchase price per share is Php1.00.
Nature and amount of consideration given or received
The total subscription price is Php46,500,000.00, payment of which shall be made on a date to be agreed upon by the parties.
Principle followed in determining the amount of consideration
The price per share was based on its par value of Php1.00 per share.
Terms of payment
The subscription price shall be paid on a date to be agreed upon by the parties.
Conditions precedent to closing of the transaction, if any
None.
Any other salient terms
None.
Identity of the person(s) from whom the shares were acquired or to whom they were sold
The 570,000,000 additional common shares were issued by Kayana.
Nature of any material relationship with the Issuer, its directors/ officers, or any of its affiliates

Mr. Manuel V. Pangilinan is the Chairman and Chief Executive Officer of Kayana. He is also the Chairman, President and Chief Executive Officer of PLDT.

Mr. Victorico P. Vargas is the President and Chief Operations Officer of Kayana. He is the Leadership Transition Officer of PLDT.

Effect(s) on the business, financial condition and operations of the Issuer, if any
None.
Other Relevant Information
None.

11.
Item 9 (Other Events)

Attached herewith is PSE Form 4-2 in relation to the subscription by PLDT Inc. to additional shares in Kayana Solutions Inc.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary October 2, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Mark David P. Martinez Name Mark David P. Martinez Title : Assistant Corporate Secretary Date : October 2, 2024